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Derek Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel 212 701 5322 fax derek.dostal@davispolk.com
Confidential

November 16, 2020

Re:	Trepont Acquisition Corp I Registration Statement on Form S-1 Filed October 5, 2020 CIK 0001826991

Mr. Edward M. Kelly
Ms. Erin M. Purnell
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Kelly and Ms. Purnell:

On behalf of our client, Trepont Acquisition Corp I, a Cayman Islands private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated October 28, 2020 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has filed via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below is the Company's response to the Staff's comment in the Comment Letter. For convenience, the Staff's comment is repeated below in italics, followed by the Company's response to the comment.

Registration Statement on Form S-1 filed October 5, 2020

Dilution, page 71

1.	Please add a line to the table showing the percentage of dilution to public shareholders

Response: The Company acknowledges the Staff’s comment and has added a line to the table showing the percentage of dilution to public shareholders.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc:	Via E-mail
Arun Sarin, Chief Executive Officer Ori Sasson, President and Chief Financial Officer